PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated August 6, 2010)	Registration No. No. 333-167012
DORAL FINANCIAL CORPORATION
91,986,097 Shares of Common Stock
     This prospectus supplement updates and supplements the prospectus dated August 6, 2010 and the prospectus supplements dated August 9, 2010, August 11, 2010 and September 13, 2010.
     This prospectus supplement should be read in conjunction with the accompanying prospectus, including any supplements thereto, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the accompanying prospectus and any supplements thereto, except to the extent that the information in this prospectus supplement supersedes the information contained in the accompanying prospectus or any supplements thereto. You should read both this prospectus supplement and the accompanying prospectus and any supplements thereto as well as any post-effective amendments to the registration statement of which this prospectus supplement and the accompanying prospectus and any supplements thereto form a part, together with the additional information described under “Where You Can Find More Information” in the accompany prospectus before you make any investment decision.
     See the “Risk Factors” section beginning on page 4 of the accompanying prospectus and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the SEC on August 9, 2010 for a discussion of certain risks that you should consider before investing in our common stock.
     The securities offered by this prospectus supplement and the accompanying prospectus, including any supplements thereto, are our unsecured obligations and are not savings accounts, deposits, or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
     Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus, including any supplements thereto. Any representation to the contrary is a criminal offense.
     This prospectus supplement and the accompanying prospectus, including any supplements thereto, relate to the potential resale from time to time by selling stockholders of shares of Doral Financial Corporation common stock, $0.01 par value per share.
     The selling stockholders may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If the securities are sold through underwriters, broker-dealers or agents, the selling stockholders will be responsible for underwriting discounts or commissions or agents’ commissions.
     We will not receive any proceeds from the sale of the securities by the selling stockholders.
     We are responsible for the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus, including any supplements thereto. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus supplement and the accompanying prospectus, including any supplements thereto, and we take no responsibility for any other information that others may give you. This prospectus supplement and the accompanying prospectus and any supplements thereto do not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, including any supplements thereto, is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or any supplement thereto or the date of any document incorporated by reference herein.
The date of this prospectus supplement is November 5, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): October 19, 2010
DORAL FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

Puerto Rico	001-31579	66-031262
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717
(Address of Principal Executive Offices, Including Zip Code)
Registrant’s telephone number, including area code: 787-474-6700
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
     Effective as of October 19, 2010, Mrs. Lesbia Blanco, Executive Vice President and Chief Talent and Administration Officer of Doral Financial Corporation (the “Company”), is no longer an employee of the Company or its subsidiaries.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DORAL FINANCIAL CORPORATION
Date: October 25, 2010	By:	/s/ Enrique R. Ubarri
		Name:	Enrique R. Ubarri
		Title:	Executive Vice President and General Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): November 5, 2010
DORAL FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

Puerto Rico	001-31579	66-031262
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717
(Address of Principal Executive Offices, Including Zip Code)
Registrant’s telephone number, including area code: 787-474-6700
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 2.02 Results of Operations and Financial Condition
Item 9.01 Financial Statements and Exhibits
SIGNATURES

Item 2.02 Results of Operations and Financial Condition
          On November 5, 2010, Doral Financial Corporation (“Doral Financial” or the “Company”) issued a press release announcing its unaudited results of operations for the quarter and nine months ended September 30, 2010 and its unaudited financial condition as of September 30, 2010. A copy of the press release is attached hereto as Exhibit 99.1.
          The information furnished pursuant to this Item 2.02 of this Current Report on Form 8-K, including the press release included in Exhibit 99.1, relating to its unaudited results of operations and financial condition for the quarter and nine months ended September 30, 2010 and its unaudited financial condition as of September 30, 2010, shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, unless otherwise expressly stated in such filing.
Item 9.01 Financial Statements and Exhibits.
     (d) Exhibits
99.1 Press release dated November 5, 2010.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DORAL FINANCIAL CORPORATION
Date: November 5, 2010	By:	/s/ Enrique R. Ubarri
	Name:	Enrique R. Ubarri
	Title:	Executive Vice President and General Counsel

Exhibit 99.1

Doral Financial Corporation Reports Financial Results for the
Third Quarter and Nine Months Ended September 30, 2010
Reduces Non-Performing Loans $90.7 million in the Quarter
Capital Exceeds Well Capitalized Benchmarks
SAN JUAN, Puerto Rico – November 5, 2010 – Doral Financial Corporation (NYSE:DRL) (“Doral” or the “Company”), the holding company of Doral Bank, a leading community bank based in Puerto Rico, and Doral Bank FSB, with operations in New York City and northern Florida, reported a net loss of $19.0 million for the quarter ended September 30, 2010, compared with a net loss of $233.3 million for the quarter ended June 30, 2010 and net income of $13.2 million for the quarter ended September 30, 2009. For the nine months ended September 30, 2010, the Company reported a net loss of $255.8 million compared to a net loss of $24.9 million for the same period in 2009.
Doral reported significant improvement in non-performing loans during the quarter and year-to-date. Non-performing loans (excluding loans guaranteed by U.S. federal government agencies) decreased $90.7 million from June 30, 2010 to September 30, 2010, and $97.0 million from December 31, 2009 to September 30, 2010. The net decrease in non-performing loans is the result of the sale of certain construction loans and real estate owned, stronger collection efforts and charge-offs.
“Our third quarter results are highlighted by significant progress in improving asset quality. As Puerto Rico’s leading community bank, our commitment to our clients and community remains at our center. To that end, we’ve helped thousands of families stay in their homes through our d hogares community program,” said Glen Wakeman, CEO and President of Doral Financial Corporation.
Other notable events occurring during the quarter ended September 30, 2010 included:
•	On July 29, 2010, the Company sold performing and non-performing residential construction loans and foreclosed residential construction properties with a book value of $102.0 million, and unpaid principal balance of approximately $138.0 million, to a third party for $102.0 million in cash and a note receivable. This transaction resulted in a reduction in non-performing loans of $63.2 million during the third quarter of 2010. The loans were transferred to loans held for sale in June 2010, triggering a $12.6 million loss recognized during the second quarter.

•	On July 8, 2010, the Company, through one of its subsidiaries, entered into a collateralized loan obligation (“CLO”) arrangement with a third party to borrow $250.0 million for two to ten years, collateralized by $450.0 million of largely U.S. mainland based commercial loans. The commercial loans and the borrowing are included in the Company’s balance sheet.

•	The Company sold $660.0 million of securities and terminated $274.0 million of repurchase agreements for a net gain of $14.4 million.

•	Doral expanded its mainland U.S. operations, opening its first Florida branch in September 2010.

•	The Company converted $171.0 million of its mandatorily convertible preferred stock to common stock. In addition, Doral Holdings, Inc., previously the controlling entity of Doral Financial Corporation, distributed its shares of Doral to its investors and dissolved. As of September 30, 2010, the Company had 127.3 million issued and outstanding shares of common stock.
Doral will be hosting an earnings call for interested parties at 10:00 a.m. Friday, November 5, 2010.
Call-in information is:
U.S. Participant Dial-In Number: (800) 230-1074
International Participant Dial-In Number: (612) 234-9960
Conference identification number: 177340

FINANCIAL HIGHLIGHTS
•	Net loss for the quarter ended September 30, 2010 totaled $19.0 million, compared to net loss of $233.3 million for the second quarter of 2010 and net income of $13.2 million for the comparable 2009 period.

•	The Company reported net loss attributable to common shareholders and loss per share of $21.4 million and $0.19, respectively, for the third quarter of 2010 compared to net loss attributable to common shareholders and loss per share of $235.7 million and $3.50, respectively, for the second quarter of 2010, and net income attributable to common shareholders and earnings per share of $10.0 million and $0.17, respectively, for the third quarter of 2009. The Company reported net loss attributable to common shareholders and loss per share of $235.9 million and $2.92, respectively, for the nine months ended September 30, 2010 compared to losses of $30.1 million and $0.54, respectively, for the nine months ended September 30, 2009.

•	Net interest income for the third quarter of 2010 was $39.2 million, a decrease of $0.9 million compared to the second quarter of 2010, and a decrease of $4.4 million compared to the third quarter of 2009. Net interest margin was down 7 basis points to 1.77%, compared to 1.84% for the second quarter of 2010 due to the excess cash generated from the third quarter security sales and CLO financing, and the effect of loss mitigation and new delinquencies. The impact of excess liquidity was offset in part by increased interest from the growing syndicated commercial loan portfolio and the decrease in non-performing loans.

•	Provision for loan and lease losses for the third quarter of 2010 was $19.3 million, a decrease of $25.3 million over the second quarter 2010 provision, and an increase of $14.5 million over the provision recorded for the third quarter of 2009. The third quarter 2010 provision for loan and lease losses included $8.4 million for a large current commercial real estate loan and $5.4 million for certain restructured residential mortgage loans. During the second quarter of 2010, the provision included a charge of $12.6 million to reduce certain construction loans to lower of cost or market when transferred to loans held for sale and an $8.0 million charge to the provision due to increased severities on OREO resulting from management’s strategic decision to accelerate OREO dispositions.

•	Non-interest income of $41.7 million for the third quarter of 2010, reflected an increase of $161.9 million and $14.8 million compared to non-interest loss of $120.2 million for the second quarter of 2010 and non-interest income of $26.9 million for the third quarter of 2009, respectively. Non-interest income for the third quarter of 2010 included a gain on sale of securities, net of costs to terminate related borrowings, of $14.4 million as the Company strategically deleveraged by selling $660.0 million of mortgage backed securities. The 2010 second quarter included a loss of $137.2 million related to the sale of $378.0 million of non-agency CMOs as their future ability to perform had deteriorated. The sale of the non-agency CMOs was made as part of Doral’s efforts to bid for the assets and liabilities of certain failed banks.

•	Non-interest expense of $76.7 million for the third quarter of 2010 decreased $27.4 million and increased $17.4 million from expenses for the quarters ended June 30, 2010 and September 30, 2009, respectively. Lower expenses in the third quarter of 2010 compared to the second quarter of 2010 were due to: (i) lower provisions and other expenses for other real estate owned properties of $16.5 million as a result of the $17.0 million charge recognized in the second quarter as management strategically decided to accelerate OREO dispositions, (ii) the $10.8 million 2010 second quarter provision for the Lehman Brothers, Inc. (“LBI”) claim receivable, (iii) lower compensation and benefits costs of $2.6 million, (iv) lower advertising costs of $2.1 million as the campaigns to increase the Company’s deposit and mortgage loan market share after the bank consolidations on the Island expired, and (v) lower professional services expenses of $1.4 million as the Company completed its capital raise and participation in bids for FDIC assisted transactions. These reductions were partially offset by increases in foreclosure expenses of $1.4 million, asset sales related expenses of $2.4 million, certain other legal costs of $1.6 million and higher provisions for negative escrow and recourse of $1.2 million and $1.3 million, respectively.
•	The third quarter of 2010 reflected an income tax expense of $3.9 million compared with an income tax expense of $4.5 million in the second quarter of 2010 and an income tax benefit of $6.9 million for the third quarter of 2009. Tax expense for the third quarter of 2010 is related to taxes on U.S. source income and taxes on profitable Puerto Rico entities. The third quarter of 2009 tax benefit was related to the effect on deferred tax assets of certain tax agreements.

•	Doral’s loan production for the third quarter of 2010 was $420.3 million, up from $380.2 million for the second quarter of 2010, and from $248.5 million for the third quarter of 2009. The increase in loan production during the third quarter of 2010 compared to the second quarter of 2010 was primarily due to residential mortgage loan production (up $31.9 million), construction loans (up $128.4 million, largely due to the issuance of a note receivable of $96.9 million related to the sale of the construction loan portfolio to a third party during the third quarter of 2010), net of commercial loan production (down $99.0 million, largely due to lower new lending by the Company’s U.S. based middle market syndicated lending unit, which is engaged in participating in senior credit facilities in the syndicated loan market).

•	Total assets as of September 30, 2010 declined to $9.1 billion compared to $9.4 billion as of June 30, 2010 and $10.2 billion as of December 31, 2009. During the third quarter of 2010, Doral sold $660.0 million of securities, and retired certain related debt, as it strategically resized its balance sheet.

•	Total deposits of $4.8 billion as of September 30, 2010, increased $118.1 million, or 2.5%, over deposits of $4.6 billion as of December 31, 2009. The year-to-date deposit increase resulted from a $209.3 million, or 10.5%, increase in retail deposits and a $91.2 million or 3.4% decrease in brokered deposits. For the third quarter of 2010, retail deposits increased $9.9 million, or 0.5%, while brokered deposits decreased $189.4 million, or 6.9%.

•	Non-performing loans (“NPLs”) as of September 30, 2010 were $741.0 million, a decrease of $90.7 million and $97.0 million from June 30, 2010 and December 31, 2009, respectively. During the third quarter of 2010, Doral sold certain construction loans and real estate owned to a third party resulting in a reduction of $63.2 million in construction and land loans that were non-performing as of June 30, 2010. There were additional reductions in non-performing construction and land loans due to partial charge offs and repayments. There was also a decrease in non-performing mortgage loans of $39.1 million and $33.9 million compared to June 30, 2010 and December 31, 2009, respectively, due to loan restructuring and collection efforts. These decreases in non-performing loans were partially offset by an increase in non-performing commercial real estate loans of $25.6 million, due to the classification of a participation interest in a current paying loan as non-performing during the third quarter of 2010.

•	As a result of differences in the mortgage foreclosure process between Puerto Rico and the states of the United States, the Company does not expect to have any of the documentation and notarization problems in the mortgage foreclosure process that have been reported by other financial institutions in the United States.
•	The Company’s capital ratios continue to exceed the published well-capitalized standards established by the federal banking agencies with ratios of Tier 1 Leverage of 8.31%, Tier 1 Risk-based Capital of 13.72% and Total Risk-based Capital of 14.98%. The Leverage, Tier 1 and Total Risk-based Capital Ratios exceeded the well-capitalized standards by $309.8 million, $437.4 million and $282.3 million, respectively.

•	The allowance for loan and lease losses coverage ratios as of September 30, 2010 and December 31, 2009 were as follows:
Doral Financial and Subsidiaries
Allowance for Loan and Lease Losses Coverage Ratios

	September 30, 2010				December 31, 2009
	ALLL plus partial				ALLL plus partial
	charge-offs and				charge-offs and
	discounts(1) as a % of		ALLL(2) as a % of		discounts(1) as a % of		ALLL(2) as a % of
	Loans(3)	NPLs	Loans(3)	NPLs	Loans(3)	NPLs	Loans(3)	NPLs
Consumer
Residential mortgage	2.34%	23.73%	1.59%	15.97%	1.87%	17.49%	1.42%	13.19%
Consumer	12.01%	534.84%	11.97%	532.86%	10.12%	524.09%	10.01%	517.89%

Total Consumer	2.50%	25.71%	1.76%	17.97%	2.05%	19.56%	1.61%	15.25%
Commercial
Commercial real estate	6.30%	23.31%	3.39%	12.18%	3.88%	22.24%	2.96%	16.81%
Commercial and industrial	1.02%	176.33%	0.91%	157.07%	1.46%	489.18%	1.38%	458.84%
Construction and land	10.97%	32.17%	5.25%	14.47%	12.91%	24.02%	9.87%	17.74%

Total commercial	6.09%	28.77%	3.16%	14.46%	6.59%	24.48%	5.03%	18.41%

Total	3.66%	27.27%	2.20%	16.18%	3.42%	22.15%	2.63%	16.91%

(1)	Loans and NPL amounts are increased by the amount of partial charge-offs and discounts.

(2)	Loans and NPL amounts are not increased by the amount of partial charge offs and discounts.

(3)	Excludes FHA/VA guaranteed loans and loans on savings deposits.
After consideration of partial charge-offs, and in part due to the decrease of non-performing loans, the coverage ratios are up 24 basis points (7.02%) and 512 basis points (23.12%) for the allowance plus partial charge-offs as a percentage of all loans, and as a percentage of non-performing loans, respectively. Doral discontinued new construction lending in Puerto Rico in 2007 and new commercial real estate and commercial and industrial lending in Puerto Rico in 2008. Doral’s seasoned vintages, where problems have been identified and addressed in previous periods, require smaller additional provisions at this time. The construction loan coverage ratios including partial charge-offs decreased during the nine month period because of the sale of construction loans and other real estate to a third party on which Doral had charged off $16.1 million at December 31, 2009, and recorded new charge-offs of $35.8 million in the nine months ending September 30, 2010.

Doral Financial and Subsidiaries
Selected Financial Data

	Quarters ended			Nine months ended
(Dollars in thousands, except share and per share data)	Sept. 2010	June 2010	Sept. 2009	Sept. 2010	Sept. 2009

Selected Income Statement data:
Interest income	$98,883	$101,077	$113,403	$309,188	$344,475
Interest expense	59,712	61,012	69,794	186,191	222,706

Net interest income	39,171	40,065	43,609	122,997	121,769
Provision for loan and lease losses	19,335	44,617	4,879	77,873	38,637

Net interest (loss) income after provision for loan and lease losses	19,836	(4,552)	38,730	45,124	83,132
Non-interest (loss) income	41,710	(120,190)	26,888	(41,896)	47,602
Non-interest expense	76,662	104,082	59,264	248,142	175,216

(Loss) income before taxes	(15,116)	(228,824)	6,354	(244,914)	(44,482)
Income tax expense (benefit)	3,896	4,487	(6,855)	10,912	(19,617)

Net (loss) income	$(19,012)	$(233,311)	$13,209	$(255,826)	$(24,865)

Net (loss) income attributable to common shareholders	$(21,427)	$(235,726)	$10,000	$(235,935)	$(30,091)

Net (loss) income per share	$(0.19)	$(3.50)	$0.17	$(2.92)	$(0.54)

Dividends accrued on preferred stock	$2,415	$2,415	$3,209	$6,694	$14,595
Preferred stock exchange premium	$—	$—	$—	$(26,585)	$(9,369)
Preferred shares outstanding at end of period	5,811,391	6,096,393	7,709,704	5,811,391	7,709,704
Book value per common share	$4.42	$6.27	$7.14	$4.42	$7.14
Weighted average common shares outstanding	112,165,805	67,285,568	57,764,002	80,841,687	55,432,220
Common share outstanding at end of period	127,293,756	67,293,370	57,764,002	127,293,756	57,764,002

Selected Balance Sheet Data:
Total loans, net	$5,840,711	$5,768,728	$5,565,902	$5,840,711	$5,565,902
Allowance for loan and lease losses	119,263	134,913	142,089	119,263	142,089
Total investment securities	1,641,560	2,527,802	3,550,760	1,641,560	3,550,760
Servicing assets, net	113,834	113,005	116,958	113,834	116,958
Total assets	9,076,102	9,396,892	10,023,676	9,076,102	10,023,676
Deposits	4,761,089	4,940,569	4,215,314	4,761,089	4,215,314
Borrowings	3,126,109	3,265,020	4,590,265	3,126,109	4,590,265
Total liabilities	8,161,757	8,451,920	9,143,556	8,161,757	9,143,556
Preferred equity	352,082	523,082	467,641	352,082	467,641
Common equity	562,263	421,890	412,479	562,263	412,479
Total stockholders’ equity	914,345	944,972	880,120	914,345	880,120
Selected Average Balance Sheet Data:
Total loans, net	5,945,860	5,876,723	5,671,294	5,887,592	5,644,597
Total investment securities	2,169,893	2,284,672	3,210,929	2,457,233	3,429,271
Interest earning assets	8,775,719	8,747,284	9,260,630	9,006,074	9,438,482
Total assets	9,515,416	9,427,981	9,816,670	9,709,991	9,993,780
Deposits	4,853,278	4,644,841	4,180,747	4,717,386	4,143,168
Borrowings	3,457,285	3,449,652	4,379,885	3,735,531	4,569,090
Interest bearing liabilities	8,055,600	7,863,038	8,325,996	8,209,447	8,469,155
Preferred equity	395,197	486,191	467,641	430,341	529,923
Common equity	544,933	468,198	377,211	494,449	326,990
Total stockholders’ equity	940,130	954,389	844,852	924,790	856,913
Selected Financial Ratios:
Performance:
Net interest margin	1.77%	1.84%	1.87%	1.83%	1.72%
Return on average assets	-0.79%	-9.93%	0.53%	-3.52%	-0.33%
Return on average common equity*	-15.60%	-201.94%	10.52%	-70.99%	-16.13%
Efficiency ratio	113.94%	165.51%	79.30%	124.34%	97.38%
Capital:
Leverage ratio	8.31%	8.52%	8.46%	8.31%	8.46%
Tier 1 risk-based capital ratio	13.72%	13.99%	13.53%	13.72%	13.53%
Total risk-based capital ratio	14.98%	15.26%	15.34%	14.98%	15.34%
Asset quality:
Non-performing loans	740,982	831,722	807,562	740,982	807,562
Non-performing assets	970,743	1,050,116	909,933	970,743	909,933
Allowance for loan and lease losses to period-end loans receivable	2.12%	2.44%	2.68%	2.12%	2.68%
Allowance for loan and lease losses to period-end loans receivable (excluding FHA/VA guaranteed loans)	2.20%	2.55%	2.71%	2.20%	2.71%
Allowance for loan and lease losses plus partial charge-offs and discounts to loans receivable (excluding FHA/VA guaranteed loans and loans on savings)	3.66%	na	na	3.66%	na
Allowance for loan and lease losses to non-performing loans (excluding NPLs held for sale)	16.18%	17.56%	17.69%	16.18%	17.69%
Allowance for loan and lease losses plus partial charge-offs and discounts to non-performing loans (excluding NPLs held for sale)	27.27%	na	na	27.27%	na
Non-performing loans to total loans (excluding GNMA defaulted loans and FHA/VA guaranteed loans)	13.31%	15.03%	14.91%	13.31%	14.91%
Other Non-GAAP Ratios:
Tier 1 common equity to risk-weighted assets (1)	7.51%	4.79%	6.45%	7.51%	6.45%
Pro-Forma Tier 1 common equity to risk-weighted assets (1)	na	7.80%	na	na	na

*	Excluding the effect of the preferred stock exchange inducement

(1)	Refer to section on Non-Gaap Financial Measures for further details on this ratio.

THIRD QUARTER PERFORMANCE DISCUSSION
Income Statement
Net Interest Income
Third Quarter 2010 vs. Second Quarter 2010 – Net interest margin was down 7 basis points to 1.77%, compared to 1.84% for the second quarter of 2010 due to the excess cash generated from the third quarter security sales and CLO financing, and the effect of loss mitigation and new delinquencies. The impact of excess liquidity was offset in part by increased interest from the growing syndicated commercial loan portfolio and the decrease in non-performing loans. Net interest income was down $0.9 million for the quarter ended September 30, 2010 compared to the quarter ended June 30, 2010. This decrease was due to a decrease in interest income of $2.2 million and a decrease in interest expense of $1.3 million. The decrease in interest income was driven by a decrease in interest on mortgage backed securities of $2.3 million due to the sale of $660.0 million of securities and higher levels of prepayments during the quarter. The decrease in interest expense was due to a decrease in interest on repurchase agreements of $2.4 million due to the unwinding of $274.0 million in repurchase agreements during the quarter and a decrease in interest on advances from the Federal Home Loan Bank (“FHLB”) of $2.0 million due to a lower average balance of advances. The decrease in FHLB advances was driven by the successful growth in core/Island deposits and to efforts to reduce excess liquidity associated to the de-leveraging of investment securities. These decreases were partially offset by an increase in interest on deposits of $1.3 million driven primarily by an increase in average interest bearing deposits of $184.9 million. There was also an increase in interest on notes payable of $1.6 million primarily as a result of the $250.0 million debt issued under the CLO at a rate of three month LIBOR plus 1.85%.
Third Quarter 2010 vs. Third Quarter 2009 — Net interest margin decreased 10 basis points to 1.77% for the quarter ended September 30, 2010 from 1.87% for the quarter ended September 30, 2009. A decrease of $4.4 million in net interest income was due to a decrease in interest income of $14.5 million partially offset by a decrease in interest expense of $10.1 million. The decrease in interest income was driven by lower average interest earning assets, primarily mortgage backed securities and investment securities due to the sale of mortgage backed securities during the third quarter of 2010, sale of non agency CMOs during the second quarter of 2010 as well as sales of mortgage-backed securities and investment securities late in 2009. Average loans increased $274.6 million, or 4.84%, quarter over quarter and interest on loans increased $0.9 million, or 1.10%, with the increase in interest income generated by a higher level of loans partially offset by a decrease in interest income due to the high level of non-performing loans and higher level of restructured loans with yield concessions during 2010. The decrease in interest income was only partially offset by a decrease in interest expense. An increase in average deposits of $652.2 million, or 16.5%, was due to the Company’s organic and brokered deposit growth in 2009 and efforts to capture deposits after the market consolidation in the second quarter of 2010 and was the driver for the increase in interest on deposits of $0.3 million, or 1.07%. During the second quarter of 2010, the Company aggressively competed to capture deposit market share, the overall target for the third quarter of 2010 has been to lower rates. There were lower average borrowings of $922.6 million and a reduction of interest on borrowings of $10.4 million during the quarter. Interest on notes payable increased $1.5 million primarily as a result of the $250.0 million debt issued under the CLO, a net funding source for Doral beginning in the third quarter of 2010, at a rate of three month LIBOR plus 1.85%.
Nine Months Ended September 30, 2010 vs. Nine Months Ended September 30, 2009 – Net interest margin increased 11 basis points to 1.83% for the nine months ended September 30, 2010, from 1.72% for the nine months ended September 30, 2009. An increase in net interest income of $1.2 million was driven by a decrease in interest expense of $36.5 million, partially offset by a decrease in interest income of $35.3 million. The decrease in interest expense was driven by a decrease of 49 basis points in the average rate of interest bearing liabilities and by a $259.7 million, or 3.1%, decrease in average interest bearing liabilities. There was also a shift in the composition of average interest bearing liabilities from higher cost borrowing to lower cost deposits. The reduction in interest income was driven by lower average interest earning assets, primarily mortgage backed securities and investment securities due to the sale of mortgage backed securities in the third quarter of 2010, sale of non-agency CMOs during the second quarter of 2010, as well as sales of mortgage-backed securities and investment securities during the latter part of 2009. These reductions were partially offset by higher average loans and other interest earning assets.
Credit Quality and the Allowance for Loan and Lease Losses
Doral’s investment securities and loans receivable are subject to credit risk. The Company has taken a number of actions to improve the quality of its assets during 2010. On July 29, 2010, Doral sold $102.0 million of construction loans and similar real estate owned that it had classified as held for sale in the second quarter of the year, to a third party in exchange for cash and a loan receivable from the purchaser. This sale resulted in a reduction in non-performing loans of $63.2 million in the third quarter. In addition, given the continued deterioration of the Puerto Rico economy, the Company broadened its offers of loss mitigation alternatives to be able to reach more distressed borrowers that, coupled with increased resources allocated to collections, resulted in a reduction in non-performing loans.
The following table summarizes the changes in the allowance for loan and lease losses for the periods indicated:
Doral Financial and Subsidiaries
Allowance for Loan and Lease Losses

	Quarters ended			Nine months ended
(In thousands)	Sept. 2010	June 2010	Sept. 2009	Sept. 2010	Sept. 2009

Balance at beginning of period	$134,913	$147,481	$146,769	$140,774	$132,020
Provision for loan and lease losses	19,335	44,617	4,879	77,873	38,637
Total loans charged off	(35,481)	(57,500)	(10,388)	(100,631)	(29,805)
Total recoveries of loans previously charged off	496	315	829	1,247	1,237

Net charge-offs	(34,985)	(57,185)	(9,559)	(99,384)	(28,568)

Balance at end of period	$119,263	$134,913	$142,089	$119,263	$142,089

Recoveries to charge-offs	1.40%	0.55%	7.98%	1.24%	4.15%
Net charge-offs to average loans	0.62%	1.03%	0.18%	1.79%	0.54%
Provision to net charge-offs	55.27%	78.02%	51.04%	78.36%	135.25%

The following tables summarize key credit quality information for the periods indicated:
Doral Financial and Subsidiaries
Loan Data

(In thousands)	As of September 30, 2010
				ALLL plus partial
				charge-offs and
				discounts (1) as a % of		ALLL(2) as a % of
	Loans			Loans		Loans
	Receivable	NPLs(4)	ALLL	Receivable(3)	NPLs (4)	Receivable(5)	NPLs(4)

Consumer
Residential mortgage	$3,625,603	$360,072	$57,507	2.34%	23.73%	1.59%	15.97%
FHA/VA guaranteed residential mortgage	224,472	—	—	na	na	na	na
Consumer	55,876	442	6,416	11.53%	1457.85%	11.48%	1451.58%
Lease financing	6,425	958	1,044	16.25%	108.98%	16.25%	108.98%
Loans on savings deposits	2,973	—	—	na	na	na	na

Total Consumer	3,915,349	361,472	64,967	2.50%	25.71%	1.76%	17.97%
Commercial
Commercial real estate	697,948	194,561	23,692	6.30%	23.31%	3.39%	12.18%
Commercial and industrial	533,020	3,098	4,866	1.02%	176.33%	0.91%	157.07%
Construction and land	489,909	177,854	25,738	10.97%	32.17%	5.25%	14.47%

Total Commercial	1,720,877	375,513	54,296	6.09%	28.77%	3.16%	14.46%

Total	$5,636,226	$736,985	$119,263	3.66%	27.27%	2.20%	16.18%

(1)	Loans and NPL amounts are increased by the amount of partial charge-offs and discounts.

(2)	Loans and NPL amounts are not increased by the amount of partial charge offs and discounts.

(3)	Reflects partial charge-offs and credit related discounts on loans in the residential mortgage, commercial real estate, commercial and industrial and construction and land of $27.9 million, $21.7 million, $0.6 and $31.5 million, respectively.

(4)	Excludes $4.0 million non-performing loans classified as held for sale as of September 30, 2010, and $124.8 million FHA/VA guaranteed non-performing loans.

(5)	Excludes $224.5 million and $3.0 million of FHA/VA guaranteed loans and loans on savings deposits, respectively.

Doral Financial and Subsidiaries
Loan Data

(In thousands)	As of December 31, 2009
				ALLL plus partial
				charge-offs and
				discounts(1)	as a % of	ALLL(2)	as a % of
	Loans			Loans		Loans
	Receivable	NPLs(4)	ALLL	Receivable(3)	NPLs(4)	Receivable(5)	NPLs(4)

Consumer
Residential mortgage	$3,658,701	$392,797	$51,814	1.87%	17.49%	1.42%	13.19%
FHA/VA guaranteed residential mortgage	168,569	—	—	na	na	na	na
Consumer	70,580	519	6,955	9.98%	1359.32%	9.85%	1340.08%
Lease financing	12,702	1,091	1,383	10.89%	126.76%	10.89%	126.76%
Loans on savings deposits	3,249	—	—	na	na	na	na

Total Consumer	3,913,801	394,407	60,152	2.05%	19.56%	1.61%	15.25%
Commercial
Commercial real estate	738,838	130,156	21,883	3.88%	22.24%	2.96%	16.81%
Commercial and industrial	311,258	933	4,281	1.46%	489.18%	1.38%	458.84%
Construction and land	551,911	306,954	54,458	12.91%	24.02%	9.87%	17.74%

Total Commercial	1,602,007	438,043	80,622	6.59%	24.48%	5.03%	18.41%

Total	$5,515,808	$832,450	$140,774	3.42%	22.15%	2.63%	16.91%

(1)	Loans and NPL amounts are increased by the amount of partial charge-offs and discounts.

(2)	Loans and NPL amounts are not increased by the amount of partial charge offs and discounts.

(3)	Reflects partial charge-offs and credit related discounts on loans in the residential mortgage, commercial real estate, commercial and industrial and construction and land of $16.9 million, $7.1 million, $0.3 and $19.3 million, respectively.

(4)	Excludes $5.6 million non-performing loans classified as held for sale as of December 31, 2009, and $10.3 million FHA/VA guaranteed non-performing loans.

(5)	Excludes $168.6 million and $3.3 million of FHA/VA guaranteed loans and loans on savings deposits, respectively.
The increase in the guaranteed residential mortgage loan portfolio was primarily due to Doral’s decision to repurchase a total of $65.0 million of FHA insured loans from GNMA securitizations in June 2010, as the non-performance of Doral originated loans exceeded certain GNMA standards. These loans, while non-performing, retain their FHA insurance and present little credit loss potential to Doral. Non-performing residential mortgage loans receivable decreased $32.7 million as a result of the Company’s actions to broaden its offers of loss mitigation alternatives, in order to reach more distressed borrowers, and to improved collections.
After consideration of partial charge-offs, and in part due to the decrease of non-performing loans, the coverage ratios are up 24 basis points (7.02%) and 512 basis points (23.12%) for the allowance plus partial charge-offs as a percentage of all loans, and percentage of non-performing loans, respectively. Doral discontinued new construction lending in Puerto Rico in 2007, new commercial real estate and commercial and industrial lending in Puerto Rico in 2008, and significantly tightened its residential underwriting standards in 2009. The seasoned vintages characterizing Doral’s exposures require smaller reserve increases. Considering the effect of the partial charge-offs, the Company’s coverage ratio was been 3.66% as of September 30, 2010 and 3.42% as of December 31, 2009. In addition to the partial charge-offs reflected in the ratios above, the Company took a charge-off of $35.8 million during the second quarter of 2010, on loans sold to a third party during the third quarter of 2010 in exchange for cash and a note receivable of $96.9 million. Doral reports the $96.9 million note received as a construction loan. Giving consideration to these additional charge-offs, the coverage ratio (allowance for loan and lease losses adjusted for partial charge-offs, credit related discounts and construction loan charge offs on portfolio sold, to loans receivable) would be 4.12%, an increase of 70 basis points compared to the same ratio as of December 31, 2009.

The ALLL decreased during 2010, as a result of net charge-offs of $99.4 million, offset in part by provisions of $77.9 million. In 2010, net charge-offs of residential mortgage loans of $23.6 million compared to $3.0 million for the same period in 2009, were driven by the implementation of the Company’s real estate valuation policy under which the Company obtains assessments of collateral value for residential mortgage loans that are over 180 days past due and any outstanding balance in excess of the value of the property, less cost to sell, is classified as loss and written down by charging the allowance for loan and lease losses. For 2010, partial charge-offs of approximately $12.7 million were related to loans 180 days past due with collateral value below the loans’ unpaid principal balance, and approximately $1.3 million were charges related to loans foreclosed during the period. The commercial real estate portfolio had net charge-offs of $17.0 million due to an $8.8 million charge-off of a syndicated commercial real estate loan in the third quarter of 2010, in addition to partial charge-offs of several other loans with confirmed losses. The construction and land portfolio had net charge-offs of $48.4 million driven primarily by charge-offs of $35.8 million related to construction loans sold as well as charge-offs of several other loans with confirmed losses.
Provision and Allowance for Loan and Lease Losses
The following tables summarize the effect of provisions and recoveries on the allowance for loan and lease losses by portfolio for the periods indicated:
Doral Financial and Subsidiaries
Allowance for Loan and Lease Losses

	For the quarters ended
(in thousands)	September 30, 2010				June 30, 2010				September 30, 2009
			Net				Net				Net
	Beginning		Charge-	Ending	Beginning		Charge-	Ending	Beginning		Charge-	Ending
	Balance	Provisions	offs	Balance	Balance	Provisions	offs	Balance	Balance	Provisions	offs	Balance

Residential mortgage	$57,980	$3,923	$(4,396)	$57,507	$53,708	$18,769	$(14,497)	$57,980	$42,728	$7,232	$(810)	$49,150
Consumer	6,784	2,074	(2,442)	6,416	6,918	1,581	(1,715)	6,784	7,559	2,605	(2,695)	7,469
Lease financing	789	1,019	(764)	1,044	845	63	(119)	789	1,474	178	(317)	1,335
Commercial real estate	29,086	11,012	(16,406)	23,692	24,745	4,771	(430)	29,086	28,000	(4,197)	(3,075)	20,728
Commercial and industrial	4,825	1,976	(1,935)	4,866	4,032	1,728	(935)	4,825	3,161	657	(804)	3,014
Construction and land	35,449	(669)	(9,042)	25,738	57,233	17,705	(39,489)	35,449	63,847	(1,596)	(1,858)	60,393

Total	$134,913	$19,335	$(34,985)	$119,263	$147,481	$44,617	$(57,185)	$134,913	$146,769	$4,879	$(9,559)	$142,089

Doral Financial and Subsidiaries
Allowance for Loan and Lease Losses

	For the nine months ended
(in thousands)	September 30, 2010				September 30, 2009
			Net				Net
	Beginning		Charge-	Ending	Beginning		Charge-	Ending
	Balance	Provisions	offs	Balance	Balance	Provisions	offs	Balance

Residential mortgage	$51,814	$29,301	$(23,608)	$57,507	$33,026	$19,151	$(3,027)	$49,150
Consumer	6,955	5,542	(6,081)	6,416	7,964	7,236	(7,731)	7,469
Lease financing	1,383	828	(1,167)	1,044	1,312	579	(556)	1,335
Commercial real estate	21,883	18,851	(17,042)	23,692	27,076	(1,264)	(5,084)	20,728
Commercial and industrial	4,281	3,630	(3,045)	4,866	4,290	3,482	(4,758)	3,014
Construction and land	54,458	19,721	(48,441)	25,738	58,352	9,453	(7,412)	60,393

Total	$140,774	$77,873	$(99,384)	$119,263	$132,020	$38,637	$(28,568)	$142,089

Doral’s third quarter 2010 provision for loan and lease losses of $19.3 million was down $25.3 million from the June 2010 quarter due to the following:
•	A decrease in the residential mortgage loan provision of $14.8 million as a result of overall improvement in delinquencies coupled with lower charge-off activity compared to that experienced in the second quarter of 2010. Also, the provision in the second quarter of 2010 was impacted by an $8.0 million provision for mortgage loans due to increased severities resulting from management’s strategic decision to accelerate OREO dispositions.
•	The provision for commercial real estate loans reflected an increase of $6.2 million compared to the second quarter of 2010 due primarily to a downgrade on a syndicated commercial real estate loan resulting in an additional provision of $8.4 million as well as a $3.0 million (for both commercial real estate and commercial and industrial loans) provision resulting from a reduction in the threshold for individual impairment evaluation from $1.0 million to $50 thousand.
•	The provision for construction and land loans reflected a release of $0.7 million, or a decrease of $18.4 million when compared to a provision of $17.7 million in the second quarter of 2010, primarily due to the recognition in the second quarter of 2010 of a $12.6 million provision related to the transfer of construction loans to held for sale. In addition, there was a release of $2.7 million in the third quarter of 2010 related to a restructure of a large construction loan which had been provisioned for in the second quarter of 2010 as the Company obtained additional sources of repayment.
The provision for loan and lease losses for the third quarter of 2010, reflected an increase of $14.5 million compared to the third quarter of 2009, primarily in the commercial real estate and commercial and industrial portfolios, partially offset by lower provisions in the residential mortgage portfolio. As explained above, the higher provision in 2010 for commercial real estate and commercial and industrial loans was driven by the $8.4 million provision related to the downgrade on a syndicated commercial real estate loan, as well as a $3.0 million provision driven by a reduction in the threshold for individual impairment evaluation. The lower provision for residential mortgage loans was driven by lower delinquencies as a result of loss mitigation and collection efforts.
For the nine months ended September 30, 2010, the provision for loan and lease losses increased $39.2 million to $77.9 million compared to $38.6 million for the nine months ended September 30, 2009. The increase in the provision for loan and lease losses for 2010 was driven by increases in the provision for residential mortgage, commercial real estate and construction and land portfolios. The provision increase reflects the higher level of estimated deterioration in the loan portfolio over the period in the current year compared to 2009. In addition, the transfer of construction loans to held for sale increased the provision $12.6 million in the 2010 second quarter, the decision to accelerate foreclosure sales increased the provision for mortgage loans $8.0 million in the 2010 second quarter, an $8.4 million provision was required for a classified syndicated loan and a $3.1 million provision driven by a reduction in the threshold for individual impairment evaluation. The provision for construction and land loans reflected an increase of $10.3 million due primarily to an additional provision of $12.6 million on the transfer of certain construction loans to held for sale in the second quarter of 2010.
The provision for loan and lease losses for the nine months ended September 30, 2010, was offset by net charge-offs of $99.4 million, which included $35.8 million related to the reclassification of certain construction loans to the held for sale portfolio, $8.8 million related to the classified syndicated loan, as well as charge-offs of previously reserved balances. Also, net charge offs on residential mortgage loans increased due to the implementation in 2010 of the Company’s real estate valuation policy under which the Company obtains assessments of collateral value for residential mortgage loans over 180 days past due and any outstanding balance in excess of the value of the property less cost to sell is classified as loss and written down by charging the allowance for loan and lease losses.

Non-Performing Assets
Doral Financial and Subsidiaries
Non-performing assets

	Quarters ended
(Dollars in thousands)	Sept. 2010	June 2010	Dec. 2009	Sep. 2009

Non-performing consumer excluding FHA/VA
Residential mortgage	$363,837	$402,976	$397,698	$376,041
Personal	404	553	483	519
Revolving lines of credit	36	15	13	28
Lease financing receivable	958	471	1,091	1,198
Other consumer	2	23	23	41

Total non-performing consumer, excluding FHA/VA	365,237	404,038	399,308	377,827

Non-performing commercial
Commercial real estate	194,793	169,243	130,811	131,624
Construction and land	177,854	255,098	306,954	296,049
Commercial and industrial	3,098	3,343	933	2,062

Total non-performing commercial	375,745	427,684	438,698	429,735

Total non-performing loans, before FHA/VA	$740,982	$831,722	$838,006	$807,562

OREO	101,683	103,177	94,219	93,145
Non-performing FHA/VA guaranteed residential	124,783	112,523	10,273	9,122
Other non-performing assets	3,204	2,628	—	—
Repossessed assets	91	66	101	104

Total non-performing assets	$970,743	$1,050,116	$942,599	$909,933

Loans past due 90 days or more and still accruing
Consumer loans	$2,536	$2,655	$2,137	$2,713
Commercial and industrial	525	1,234	1,245	1,091
Residential mortgages	507	1,811	—	—
Government guaranteed residential mortgage loans	39,846	55,819	105,520	na

Total loans past due 90 days or more and still accruing	$43,414	$61,519	$108,902	$3,804

Non-performing loans (“NPLs”) as of September 30, 2010 were $741.0 million, a decrease of $90.7 million and $97.0 million from June 30, 2010 and December 31, 2009, respectively. During the third quarter of 2010, Doral sold a portfolio of construction loans and similar real estate owned property for $102.0 million to a third party that included $63.2 million of non-performing loans as of June 30, 2010. This reduction is in addition to the second quarter reductions of non-performing loans resulting from charge-offs of $35.8 million for the same portfolio sold. There was a decrease in non-performing mortgage loans of $39.1 million and $33.9 million compared to June 30, 2010 and December 31, 2009, respectively, due primarily to loss mitigation. These decreases in non-performing loans were partially offset by an increase in non-performing commercial real estate loans of $25.6 million, due primarily to the classification of a participation interest in a current paying loan of $37.7 million, offset in part by reduced commercial non-performing loans during the third quarter of 2010.
Non-performing assets, including non-performing loans previously discussed, decreased by $79.4 million, or 7.6%, as of September 30, 2010 compared to June 30, 2010, and increased $28.1 million, or 3.0%, compared to December 31, 2009. The decrease in non-performing loans during the third quarter of 2010 compared to the second quarter of 2010 was partially offset by an increase in non-performing FHA/VA guaranteed residential loans of $12.3 million. During the 2010 third quarter there was a net reduction of $1.5 million in other real estate owned due to the sale of 149 units ($20.2 million) offset by the transfer in of 91 new units ($19.8 million) acquired through foreclosure. Compared to December 2009 the decrease in non-performing loans was offset by an increase in non-performing FHA/VA guaranteed residential loans of $114.5 million due in part to Doral’s decision to repurchase FHA insured loans from GNMA securitizations in June 2010. These loans, while non-performing, retain their FHA insurance and present little credit loss potential to Doral.
Non-Interest Income (Loss)
Doral Financial and Subsidiaries
Non-Interest Income (Loss)

	Quarters ended			Nine months ended
(In thousands)	Sept. 2010	June 2010	Sept. 2009	Sept. 2010	Sept. 2009

Net other-than-temporary impairment losses	$—	$—	$(7,310)	$(13,259)	$(14,105)

Net gain on mortgage loan sales and fees	302	1,811	2,637	4,679	7,654

Net gain on securities held for trading	3,979	1,794	661	6,558	2,444
Gain on IO valuation	4,254	3,857	3,896	8,770	3,903
Gain (loss) on MSR economic hedge	1,391	4,656	3,405	7,875	(10,791)
Loss on derivatives	(859)	(1,411)	(1,490)	(3,768)	(2,208)

Net gain (loss) on securities held for trading	8,765	8,896	6,472	19,435	(6,652)

Net gain (loss) on investment securities	17,077	(137,204)	1,024	(93,713)	5,821
Net loss on early repayment of debt	(2,641)	(2,545)	—	(5,662)	—

Servicing income	9,461	5,120	9,651	23,329	25,634
Mark-to market adjustment of MSR	(1,051)	(6,474)	2,299	(9,529)	(2,499)

Total servicing income (loss)	8,410	(1,354)	11,950	13,800	23,135

Retail banking fees	6,940	7,199	7,487	21,282	21,696
Insurance agency commissions	2,969	2,436	2,381	7,747	7,268
Other income	(112)	571	2,247	3,795	2,785

Total commissions, fees and other income	9,797	10,206	12,115	32,824	31,749

Total non-interest income (loss)	$41,710	$(120,190)	$26,888	$(41,896)	$47,602

Third Quarter 2010 vs. Second Quarter 2010 and Third Quarter 2009 – Non-interest income of $41.7 million for the third quarter of 2010, reflected an increase of $161.9 million and $14.8 million compared to non-interest loss of $120.2 million for the second quarter of 2010 and non-interest income of $26.9 million for the third quarter of 2009, respectively. During the second quarter of 2010 there was a loss of $136.7 million on the sale of certain non-agency CMOs with an amortized cost basis of $378.0 while during the third quarter of 2010 there was a gain of $17.1 million on the sale of mortgage backed securities with an amortized cost basis of $660.0 million. During the third quarter of 2009 there was a gain on sale of securities of $1.0 million and an other-than-temporary impairment (“OTTI”) loss of $7.3 million on non-agency CMOs that were sold during the second quarter of 2010.

Other variances were as follows:
•	Reduction in the net gain on mortgage loan sales and fees is due to a loss on sale of construction loans of approximately $0.9 million during the third quarter of 2010, together with the effect higher deferred origination fees and premiums on loans sold of approximately $0.7 million.
•	A net gain on securities held for trading of $8.8 million compared to $8.9 million and $6.5 million for the second quarter of 2010 and the third quarter of 2009, respectively was driven by:
o	Higher gain on securities held for trading of $4.0 million for the third quarter of 2010 compared to $1.8 million for the second quarter of 2010 and $0.7 million for the third quarter of 2009 was driven by higher prices for mortgage pools during 2010.
•	A gain on the MSR economic hedge of $1.4 million compared to $4.7 million for the second quarter of 2010 and $3.4 million for the third quarter of 2009. The lower gain on the MSR economic hedge was due to a reduction in the notional amount of the economic hedge so as to more closely match the risk being hedged.
•	Servicing income of $8.4 million compared to a servicing loss of $1.4 million for the second quarter of 2010 and servicing income of $12.0 million during the third quarter of 2009. The change in servicing income (loss) was due to:
o	A $4.3 million increase in servicing income compared to June 2010 was due to interest lost on servicing advances of $4.2 million related to the repurchase of certain GNMA defaulted loans during the second quarter of 2010.

o	A $1.1 million loss in the value of the mortgage servicing asset (“MSR”) compared to a $6.5 million loss in the second quarter of 2010, for an improvement of $5.4 million, was driven by a reduction in serviced loan balances of $102.1 million, and was partially offset by changes in inputs or assumptions. For the third quarter of 2009 there was a gain of $2.3 million in the value of the MSR due primarily to changes in inputs or assumptions during the third quarter of 2009.
•	Commissions, fees and other income decreased $2.3 million compared to the third quarter of 2009 driven by the recognition of a gain on the redemption of shares of VISA, Inc. in the third quarter of 2009. There was also an increase in insurance agency commission compared to the second quarter of 2010 and the third quarter of 2009 due to higher commissions on institutional policies.
Nine Months Ended September 30, 2010 vs. Nine Months Ended September 30, 2009 – Non-interest loss of $41.9 million reflected a decrease of $89.5 million compared to non-interest income of $47.6 million for the nine months ended September 30, 2009. Significant variances in non-interest income for the nine months ended September 30, 2010 compared to the same period in 2009 were as follows:
•	A net loss on investment securities of $93.7 million was driven by a loss of $136.7 million during the second quarter of 2010, from the sale of certain non-agency CMOs with an amortized cost basis of $378.0, offset in part by the sale of certain mortgage backed securities sold in the third quarter of 2010 and certain agency securities in the first quarter of 2010 that generated net gains of $17.1 million and $26.4 million, respectively.
•	An OTTI loss of $13.3 million was recognized on six of the Company’s non-agency CMOs in 2010 compared to an OTTI loss of $14.1 million for the same period in 2009. The U.S. non-agency CMOs were sold in April 2010.
•	The improvement in the net gain on trading activities was driven principally by an improvement in the MSR economic hedge of $18.7 million when compared to 2009, primarily due to a change in the hedging strategy. There was also a gain of $8.8 million on the IO valuation, an improvement of $4.9 million compared to 2009, driven by decreases in market interest rates.

•	The $9.3 million reduction in servicing income compared to $23.1 million servicing income for the nine months ended September 30, 2009 was due to:
o	A $4.2 million decrease due to interest lost on servicing advances during the period, related to the repurchase of certain GNMA defaulted loans during the second quarter of 2010.

o	A reduction of $7.0 million in the value of the mortgage servicing asset compared to 2009, due to an increase in forecasted prepayment speeds and a reduction in loan balances.
•	Insurance commissions increased because of higher premiums on institutional insurance policies.
•	An increase in other income of $1.0 million was driven by a higher gain on redemption of shares of VISA, Inc. during 2010 compared to 2009.
Non-Interest Expense
Doral Financial and Subsidiaries
Non-Interest Expense

	Quarters ended			Nine months ended
(In thousands)	Sept. 2010	June 2010	Sept. 2009	Sept. 2010	Sept. 2009

Compensation and benefits	$17,728	$20,315	$14,459	$54,478	$53,110
Professional services	14,010	15,420	7,252	43,222	20,770
FDIC insurance expense	4,895	5,574	5,468	15,660	13,549
Communication expenses	4,446	4,056	4,208	12,446	12,621
Occupancy expenses	4,259	4,322	3,788	12,562	10,703
EDP expenses	3,697	2,878	3,968	10,354	10,751
Depreciation and amortization	3,178	3,110	3,086	9,435	9,756
Taxes, other than payroll and income taxes	2,820	2,591	2,567	7,975	7,478
Recourse	2,149	889	1,124	3,406	3,159
Advertising	1,978	4,073	1,806	7,549	4,678
Office expenses	1,595	1,112	1,430	3,992	4,099
Corporate insurance	1,490	1,264	1,210	4,016	3,403
Other	7,458	4,245	5,674	17,258	15,465

	69,703	69,849	56,040	202,353	169,542
Other reserves and OREO:
Reserve on Lehman Brothers, Inc. claim receivable	—	10,819	—	10,819	—
OREO lower of cost or market adjustments	2,935	22,457	3,503	29,207	5,423
Loss (gain) on sales of OREO	2,905	(21)	(589)	2,966	(1,068)
OREO other related expenses	1,119	978	310	2,797	1,319

	6,959	34,233	3,224	45,789	5,674

	$76,662	$104,082	$59,264	$248,142	$175,216

Third Quarter 2010 vs. Second Quarter 2010 and Third Quarter 2009 – Third quarter 2010 non-interest expense of $76.7 million was down $27.4 million and up $17.4 million compared to the second quarter of 2010 and the third quarter of 2009, respectively. The decrease in non-interest expense for the third quarter of 2010 compared to the second quarter of 2010 was driven by lower other reserves and OREO of $27.3 million due to the recognition of an additional $10.8 million reserve for the Company’s claim on Lehman Brothers Inc. established during the second quarter of 2010 and an additional provision for OREO losses of $17.0 million to reflect the strategic decision to reduce pricing on the OREO portfolio in order to accelerate sales. The accelerated disposition of OREO properties is expected to reduce the carrying costs of OREO. The increased severity resulting from the revised pricing strategy was also reflected in the second quarter provision for residential mortgage loan losses. Compared to the third quarter of 2009, there was an increase of $3.7 million in other reserves and OREO due primarily to losses on OREO sales during the third quarter of 2010 and October 2010 auctions. October auction sales were generally of older vintage

OREO and prices received on disposition were accounted for as fair value of the asset as of September 30, 2010.
Other significant variances in non-interest expense for the quarter ended September 30, 2010 compared to the quarters ended June 30, 2010 and September 30, 2009 were as follows:
•	A decrease of $2.6 million in compensation and benefits compared to June 30, 2010 was primarily due to a $3.3 million retention award granted to certain officers of the Company pursuant to its Retention Program during the second quarter of 2010, partially offset by an increase in stock option expense of $0.7 million during the third quarter of 2010, also related to the Retention Program. An increase of $3.3 million in compensation and benefits compared to September 2009 was mainly due to an increase in salaries and bonuses of $1.8 million, an increase in stock option incentive compensation of $0.7 million and a decrease in deferred loan origination costs of $0.6 million.
•	Professional services of $14.0 million reflected a decrease of $1.4 million and an increase $6.8 million compared to June 30, 2010 and September 30, 2009, respectively, primarily related to:
o	A decrease in defense litigation costs of former company officers — down $2.6 million compared to June 30, 2010 and an increase of $0.2 million compared to September 30, 2009.

o	An increase of $1.6 million and $2.1 million compared to the quarters ended June 30, 2010 and September 30, 2009 for advisory services related to corporate lawsuits that the Company is acting as a plaintiff.

o	An increase of $0.3 million in other professional services compared to the second quarter of 2010 and $4.5 million compared to September 30, 2009, primarily related to non recurring transactions during 2010: (i) approximately $1.0 million of expenses incurred on the CLO transaction compared to both periods and (ii) higher servicing costs related to the construction and large commercial loan portfolios of $1.1 million compared to 2010 second quarter and $2.5 million compared to 2009 third quarter. In addition, compared to the second quarter of 2010 there were decreases of $1.7 million and compared to the third quarter of 2009, increases of $1.4 million, related to expenses incurred in 2010 for other transactions such as the sale of construction loans, preferred stock exchanges, expenses related to bidding for FDIC assisted transactions and the dissolution of Doral Holdings.
•	Decrease in advertising expense of $2.1 million compared to June 30, 2010 due to the second quarter promotional campaigns launched to gain market share in deposits and mortgage originations subsequent to the local market bank failures and asset acquisitions in April 2010.

•	An increase of $0.8 million in EDP charges mainly driven by optimization initiatives for the mortgage and retail banking platforms that occurred during the third quarter.

•	An increase of $4.5 million and $2.8 million in other expenses compared to June 30, 2010 and September 30, 2009, respectively, due to increases in foreclosure expenses, provision for negative escrow, provision for recourse obligations and loan processing costs which altogether increased $4.7 million compared to June 30, 2010 and $2.8 million compared to September 30, 2009.
Nine Months Ended September 30, 2010 vs. Nine Months Ended September 30, 2009 — Non-interest expense of $248.1 million was up $72.9 million, or 41.6%, over the previous year due to increases of $32.8 million in non-interest expense together with increases of $40.1 million in other reserves and OREO. Significant variances in non-interest expense for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 were as follows:
•	Professional services of $43.2 million reflect an increase of $22.5 million compared to September 30, 2009, primarily due to:
o	An increase of $4.1 million in defense litigation costs of former company officers.

o	$4.0 million increase in legal expenses to support corporate litigation and collections efforts.

o	An increase of $14.4 in other professional services primarily related to non recurring transactions during 2010: (i) approximately $1.0 million of expenses incurred on the CLO transaction and (ii) higher servicing costs related to the construction and large commercial loan portfolios of $2.5 million. In addition, there were higher expenses of approximately $8.8 million for other transactions such as the sale of construction loans, preferred stock exchanges, expenses related to bidding for FDIC assisted transactions and the dissolution of Doral Holdings.
•	An increase of $2.1 million in FDIC insurance expense related to increases in rates and assessment bases during the second half of 2009.
•	Increase in advertising expense of $2.9 million related to promotional campaigns launched to gain market share in deposits and mortgage origination subsequent to the local market bank failures and asset acquisitions in April 2010.
•	An increase of $29.3 million in OREO losses and other related expenses as a result of appraisal adjustments driven by lower values of certain of Doral’s OREO properties, higher levels of repossessed units and higher expenses to maintain the properties in saleable condition. During the second quarter of 2010 the Company established an additional provision for OREO losses of $17.0 million to recognize the effect of management’s strategic decision to reduce pricing in order to accelerate OREO sales.
•	An additional $10.8 million reserve for the Company’s claim on Lehman Brothers Inc. was established during the second quarter of 2010.
Income Tax Expense
Third quarter 2010 reflected an income tax expense of $3.9 million compared with a $4.5 million income tax expense in the second quarter of 2010 and an income tax benefit of $6.9 million for the third quarter of 2009. Tax expense for the third quarter of 2010 is related to taxes on U.S. source income and taxes on profitable Puerto Rico entities. The third quarter of 2009 tax benefit was related to the effect of entering into an agreement with the Puerto Rico Treasury Department.
Balance Sheet
Doral’s assets totaled $9.1 billion at September 30, 2010, compared to $10.2 billion at December 31, 2009. Total assets at September 30, 2010, when compared to December 31, 2009 were affected by a decrease of $1.3 billion in the Company’s investment securities portfolio that resulted from sales of mortgage backed and other securities during the year as part of the execution of the Company’s strategy to de-lever the balance sheet while continuing to shorten the duration of the investment portfolio. Also, during the second quarter of 2010 connected to its efforts to bid for the assets and liabilities of certain failed banks, the Company sold $378.0 million of non-agency CMOs whose future performance was considered risky. The decrease in assets from securities sales was partially offset by an increase in net loans of $144.7 million. Loan growth is primarily the result of acquiring commercial and industrial loan participation interests in loan syndications led by major U.S. banks, offset in part by decreases in the Puerto Rico commercial real estate and construction loan portfolios from loan sales, charge-offs and collections.
Total liabilities were $8.2 billion at September 30, 2010, compared to $9.4 billion at December 31, 2009. Total liabilities as of September 30, 2010 were principally affected by a decrease in borrowings of $1.3 billion partially offset by an increase in deposits of $118.1 million.
Loan Portfolio

Doral Financial and Subsidiaries
Loan Portfolio including loans held for sale at period-end

(in thousands)	Sept. 2010	June 2010	Dec. 2009

Consumer
Residential mortgage	$3,625,603	$3,636,993	$3,658,701
FHA/VA guaranteed residential mortgage	224,472	230,407	$168,569
Personal	17,598	20,378	25,164
Revolving lines of credit	18,718	19,748	22,062
Credit cards	18,682	19,625	22,725
Lease financing receivable	6,425	8,792	12,702
Loans on savings deposits	2,973	3,215	3,249
Other consumer	878	866	629

Total consumer	3,915,349	3,940,024	3,913,801
Commercial
Commercial real estate	697,948	727,403	738,838
Commercial and industrial	533,020	471,935	311,258
Construction and land	489,909	381,892	551,911

Total commercial	1,720,877	1,581,230	1,602,007

Loans receivable, gross	5,636,226	5,521,254	5,515,808
Allowance for loan and lease losses	(119,263)	(134,913)	(140,774)

Loans receivable, net	5,516,963	5,386,341	5,375,034

Loans held for sale
Conventional single family residential	126,846	119,276	137,134
FHA/VA guarantteed residential	168,422	137,759	151,187
Construction	—	95,648	—
Commercial loans to financial institutions	15,000	15,608	17,059
Commercial real estate	13,480	14,096	15,550

Loans held for sale	323,748	382,387	320,930

Total loan portfolio, net	$5,840,711	$5,768,728	$5,695,964

Doral’s loan portfolio consists primarily of residential mortgage loans (70%), and approximately 92% of the total net loan portfolio is secured by real estate. The total net loan portfolio increased $72.0 million compared to June 30, 2010 and $144.7 million compared to December 31, 2009, mostly in commercial and industrial loans which increased $61.1 million and $221.8 million compared to June 30, 2010 and December 31, 2009, respectively. These increases were mostly related to participation in syndicated loans in the U.S. mainland. The increase in construction loans in September 2010 compared to June 2010 was due to the reclassification in June 2010 of $95.6 million of its construction loan portfolio to loans held for sale pursuant to its agreement to sell these loans and other foreclosed residential construction properties to a third party in exchange for cash and a note receivable of $96.9 million in the third quarter. The new loan was recorded on July 29, 2010 when the sale was completed and is recorded as a construction loan in the loans receivable portfolio. The increase in the FHA/VA guaranteed residential mortgage loan portfolio compared to December 2009, was due primarily to the repurchase of approximately $65.0 million of GNMA defaulted loans during the second quarter of 2010 (previously recorded in the loans held for sale portfolio).
Consumer and lease financings also reflected decreases due to the Company’s decision to discontinue actively lending in these product lines.
Capital

Doral Financial’s equity totaled $914.3 million at September 30, 2010, compared to $875.0 million at December 31, 2009. The Company reported accumulated other comprehensive income (net of tax) (“OCI”) of $18.5 million as of September 30, 2010, compared to accumulated other comprehensive loss (net of tax) of $111.5 million as of December 31, 2009. This improvement in OCI was due to the sale of the non-agency CMOs as the loss was recognized in the period of the sale, and the remaining portfolio of securities reflects unrealized gains.
The Company’s 285,002 shares of Mandatorily Convertible Non-Cumulative Non-Voting Preferred Stock were converted to 60,000,386 shares of common stock during the third quarter of 2010. The Company is no longer a controlled company as a result of the conversion and the dissolution of Doral Holdings.
The Company’s regulatory prescribed capital ratios exceed the published well capitalized standards established in banking regulation. As of September 30, 2010 the Tier 1 Leverage, Tier 1 Risk-based Capital and Total Risk-based Capital ratios were 8.31%, 13.72% and 14.98%, respectively which represents approximately $309.8 million, $437.4 million and $282.3 million of Tier 1 Leverage, Tier 1 Risk-based Capital and Total Risk-based Capital in excess of the published well-capitalized standards of 5%, 6% and 10%, respectively.
Doral Financial and Subsidiaries
Capital Ratios

	Sept. 2010	June 2010	Sept. 2009

Tier 1 leverage	8.31%	8.52%	8.46%
Tier 1 risk-based capital	13.72%	13.99%	13.53%
Total risk-based capital	14.98%	15.26%	15.34%

Tier 1 common equity *	7.51%	4.79%	6.45%
Pro-forma Tier 1 common equity*	na	7.80%	na

*	Refer to section on Non-GAAP Financial Measures for further information.
The following table provides a reconciliation of stockholders’ equity (GAAP) to Tier 1 common equity (non-GAAP):
Doral Financial and Subsidiaries
Tier 1 Common Equity Reconciliation

(in thousands)	Sept. 2010	June 2010	Sept. 2009

Stockholders’ equity	$914,345	$944,972	$880,120
(Less) plus: net unrealized (gains) losses on available for sale securities, net of tax	(18,548)	(28,467)	103,911
Less: preferred stock	(352,082)	(523,082)	(467,641)
Less: disallowed intangible assets	(16,464)	(16,456)	(17,077)
Less: disallowed deferred tax assets	(101,954)	(104,381)	(104,259)

Total Tier 1 common equity	$425,297	$272,586	$395,054
Plus: mandatorily convertible preferred stock	—	171,000	—

Pro-forma Tier 1 common equity	$425,297	$443,586	$395,054

Non-GAAP Financial Measures
This earnings press release contains GAAP financial measures and non-GAAP financial measures. Non-GAAP financial measures are set forth when management believes they will be helpful to an understanding of the Corporation’s results of operations or financial position. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in the text or in the attached tables of this earnings release.
Tier 1 and pro-forma tier 1 common equity to risk-weighted assets ratio
Tier 1 common equity and pro-forma tier 1 common equity are non-GAAP measures.
Ratios calculated based upon Tier 1 common equity have become a focus of regulators and investors, and management believes ratios based on Tier 1 common equity assist investors in analyzing Doral’s capital position. This ratio is calculated by dividing Tier 1 capital less non-common equity items by risk weighted assets, which assets are calculated in accordance with applicable bank regulatory requirements.
The pro-forma tier 1 common equity ratio presented for June 2010, gives effect to the conversion of $171.0 million mandatorily convertible preferred stock to common stock as if they had been converted as of the reporting period and dividing the pro-forma Tier 1 capital less non-common equity items by risk weighted assets, which assets are calculated in accordance with applicable bank regulatory requirements.
The Federal Reserve began supplementing its assessment of the capital adequacy of bank holding companies based on a variation of Tier 1 capital known as Tier 1 common equity in connection with the Supervisory Capital Assessment Program. Tier 1 common equity is considered to be a non-GAAP financial measure since it is not formally defined by GAAP and, unlike Tier 1 capital, is not a federal banking regulatory requirement.

FORWARD-LOOKING STATEMENTS
This Press Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, Doral Financial Corporation (the “Company” or “Doral Financial” or “Doral”) may make forward-looking statements in its other press releases, its other filings with the Securities and Exchange Commission (“SEC”) or in other public or shareholder communications and its senior management may make forward-looking statements orally to analysts, investors, the media and others.
These forward-looking statements may relate to the Company’s financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to the adequacy of the allowance for loan and lease losses, market risk and the impact of interest rate changes, capital markets conditions, capital adequacy and liquidity, and the effect of legal proceedings and new accounting standards on the Company’s financial condition and results of operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts, and are generally identified by the use of words or phrases such as “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe,” “expect,” “may” or similar expressions.
Doral Financial cautions readers not to place undue reliance on any of these forward-looking statements since they speak only as of the date made and represent Doral Financial’s expectations of future conditions or results and are not guarantees of future performance. The Company does not undertake and specifically disclaims any obligations to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of those statements.
Forward-looking statements are, by their nature, subject to risks and uncertainties. Risk factors and uncertainties that could cause the Company’s actual results to differ materially from those described in forward-looking statements can be found in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010, and its Annual Report on Form 10-K for the year ended December 31, 2009, all of which is available in the Company’s website at www.doralfinancial.com.

Institutional Background
Doral Financial Corporation (“Doral,” “Doral Financial” or the “Company”) is a bank holding company engaged in banking (including thrift operations), mortgage banking and insurance agency activities through its wholly-owned subsidiaries Doral Bank (“Doral Bank PR”), Doral Bank, FSB (“Doral Bank NY”), Doral Insurance Agency, Inc. (“Doral Insurance Agency”), and Doral Properties, Inc. (“Doral Properties”). Doral Bank PR in turn operates three wholly-owned subsidiaries Doral Mortgage LLC (“Doral Mortgage”), Doral Money, Inc. (“Doral Money”), engaged in commercial lending in the New York metropolitan area, and CB, LLC, an entity formed to dispose of a real estate project of which Doral Bank PR took possession during 2005.
Doral Financial Corporation’s common shares trade on the New York Stock Exchange under the symbol DRL. Additional information about Doral Financial Corporation may be found on the Company’s website at www.doralfinancial.com.
For more information contact:
Investor Relations:
Christopher Poulton, EVP
christopher.poulton@doralfinancial.com
212-329-3794
Media:
Lucienne Gigante
VP Public Relations
Lucienne.Gigante@doralbank.com
787-474-6298

Doral Financial and Subsidiaries
Consolidated Statements of Financial Condition (Unaudited)

(in thousands)	Sept. 2010	June 2010	Dec. 2009

Assets
Cash and due from banks	$594,636	$318,949	$725,277
Interest-earning assets	262,609	42,791	95,000
Investment securities:
Trading securities, at fair value	47,291	48,561	47,726
Available for sale securities, at fair value	1,510,692	2,379,712	2,789,177
Federal Home Loan Bank of NY (FHLB) stock, at cost	83,577	99,529	126,285

Total investment securities	1,641,560	2,527,802	2,963,188

Loans held for sale, at lower of cost or market	323,748	382,387	320,930
Loans held for investment	5,636,226	5,521,254	5,515,808
Allowance for loan and lease losses	(119,263)	(134,913)	(140,774)

Total loans, net of allowance for loan and lease losses	5,840,711	5,768,728	5,695,964

Accounts Receivable	37,141	43,626	60,478
Mortgage-servicing advances	43,978	41,609	19,592
Accrued interest receivable	38,972	40,984	41,866
Servicing assets, net	113,834	113,005	118,493
Premises and equipment, net	102,141	99,883	101,437
Real estate held for sale, net	101,683	103,177	94,219
Deferred tax asset	104,118	105,393	131,201
Other assets	194,719	190,945	185,237

Total Assets	$9,076,102	$9,396,892	$10,231,952

Liabilities
Deposits:
Non-interest-bearing deposits	$246,261	$307,930	$353,516
Interest-bearing deposits	1,953,607	1,881,990	1,637,096
Brokered deposits	2,561,221	2,750,649	2,652,409

Total deposits	4,761,089	4,940,569	4,643,021

Securities sold under agreements to repurchase	1,326,800	1,460,800	2,145,262
Advances from FHLB	973,420	1,217,920	1,606,920
Other short-term borrowings	—	—	110,000
Loans payable	309,819	318,652	337,036
Notes payable	516,070	267,648	270,838
Accrued expenses and other liabilities	274,559	246,331	243,831

Total liabilities	8,161,757	8,451,920	9,356,908

Stockholders’ equity
Preferred stock	352,082	523,082	415,428
Common stock	1,273	673	621
Additional paid-in capital	1,218,562	1,047,443	1,010,661
Legal surplus	23,596	23,596	23,596
Accumulated deficit	(699,716)	(678,289)	(463,781)
Accumulated other comprehensive income (loss), net of tax	18,548	28,467	(111,481)

Total stockholders’ equity	914,345	944,972	875,044

Total liabilities and stockholders’ equity	$9,076,102	$9,396,892	$10,231,952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): November 5, 2010
DORAL FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

Puerto Rico	001-31579	66-031262
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717
(Address of Principal Executive Offices, Including Zip Code)
Registrant’s telephone number, including area code: 787-474-6700
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 7.01 Regulation FD Disclosure.
          Beginning November 5, 2010, Doral Financial Corporation (“Doral Financial”) intends to use the investor presentation materials filed herewith, in whole or in part, in one or more meetings or telephone conferences with current and prospective investors. A copy of the investor presentation materials is attached hereto as Exhibit 99.1.
          The information furnished pursuant to this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, unless otherwise expressly stated in such filing.
Item 9.01 Financial Statements and Exhibits.
     (d) Exhibits
     99.1 Investor presentation of Doral Financial Corporation
SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DORAL FINANCIAL CORPORATION
Date: November 5, 2010	By:	/s/ Enrique R. Ubarri
		Name:	Enrique R. Ubarri
		Title:	Executive Vice President and General Counsel

Exhibit 99.1
Doral Financial Corporation Third Quarter Investor Presentation November 2010

Disclaimer 2 This presentation may include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). These include comments with respect to our objectives and strategies, and the results of our operations and our business. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may." We intend these forward- looking statements to be covered by the safe harbor provisions of the PSLRA. Forward-looking statements provide our expectations or predictions of future conditions, events or results. They are not guarantees of future performance, and actual results may differ materially. By their nature, these forward-looking statements involve numerous assumptions and uncertainties, both general and specific, including those discussed in Doral Financial Corporation's 2009 Annual Report on Form 10-K and other filings we make with the Securities and Exchange Commission. These statements speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made. While there is no assurance that any list of risks and uncertainties or risk factors is complete, certain important factors that could cause actual results to differ materially from those contained in any forward-looking statement include: - the continued recessionary conditions of the Puerto Rico and the United States economies and the continued weakness in the performance of the United States capital markets leading to, among other things, (i) a deterioration in the credit quality of our loans and other assets, (ii) decreased demand for our products and services and lower revenue and earnings, (iii) reduction in our interest margins, and (iv) decreased availability and increased pricing of our funding sources, including brokered certificates of deposits; - the strength or weakness of the real estate markets and of the consumer and commercial credit sectors and its impact on the credit quality of our loans and other assets which may lead to, among other things, an increase in our non-performing loans, charge-offs and loan loss provisions; - a decline in the market value and estimated cash flows of our mortgage-backed securities and other assets may result in the recognition of other-than- temporary-impairment of such assets under generally accepted accounting principles in the United States of America; - our ability to derive sufficient income to realize the benefit of our deferred tax assets; - uncertainty about the legislative and other measures adopted by the Puerto Rico government in response to its fiscal situation and the impact of such measures on several sectors of the Puerto Rico economy; - higher credit losses because of federal or state legislation or regulatory action that either (i) reduces the amount that our borrowers are required to pay us, or (ii) limits our ability to foreclose on properties or collateral or makes foreclosures less economically feasible; - risks and difficulties relating to combining acquired operations with our existing operations; and - general competitive factors and industry consolidation. Market data used in this presentation has been obtained from industry sources and publications as well as from research reports prepared for other purposes. We have not independently verified any the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data.

Executive Summary 3 Non-Performing Assets / Delinquency Total Non-Performing Assets declined $79.4 MM (8%) to $970.7MM Non-Performing Loans fell $90.7 MM (11%) to $741.0MM Mortgage delinquency (30 - 89 days) fell $23.4 MM (22%) to $85.0MM Net Interest Income As a result of the sale of $660MM of investment securities, Doral held $400MM of excess cash held during the quarter creating a temporary $2.1MM drag on Net Interest Income. Adjusting for impact of excess cash, Net Interest Income totaled $41.3 MM, a $1.2 MM increase over the second quarter. Fee Income Fee income improved from a loss of $120.2MM to a gain of $41.7MM The sale of $660MM of investment securities generated a net gain of $14.4 MM Operating Expenses Operating expenses were reduced by $27.4 MM to $76.7MM, however legacy and non-core costs continue to account for $14.4 MM of expenses Provisions Provisions reduced by $24.8MM to $19.3 MM The provision includes $8.4MM related to a current paying, shared national credit commercial real estate loan. The 3rd Quarter was highlighted by progress in 5 Key areas:

Puerto Rico's Leading Community Bank 4 Doral has transformed into Puerto Rico's leading Community Bank .. Includes lease financing receivables, loans on savings deposits and other consumer loans. Residential Mortgage (70%) Consumer & Other1 (1%) C&I (9%) Construction & Land (8%) CRE (12%) Loan Mix ($6.0 B) Puerto Rico (87%) Mainland U.S. (13%) Doral Loan Mix ($6.0 B) Doral has transformed into Puerto Rico's leading community bank Core Deposits have grown to over $2B 300K banking customers with over 200K active debit cards Doral continues its leadership role in affordable mortgages Residential mortgages account for 80% of Doral's Puerto Rico loan portfolio. $8.2B in mortgages serviced for others Doral's average Puerto Rico mortgage is $105.5K ($866 / Month) Doral's PR Mortgage Portfolio is Mature: 75% are from 2006 and prior vintages Doral is Significantly Well Capitalized with an 8.3% Tier 1 Leverage Ratio 7.5% Tier 1 Common Equity 15.0% Total Risk Based Capital Doral retains a significant Deferred Tax Asset (DTA) reserve $554 MM gross DTA $450MM reserve against DTA $3.54 / DTA reserve per share

Asset Quality Improvements 5 Total Non-Performing Assets declined $79.4 MM Non-Performing Loans (excluding FHA / VA) fell $90.7 MM Mortgage Non-Performing Loans decreased $39.1 MM and delinquency improved by 22% Non-Performing Assets ($ MM) Q3 2010 Q2 2010 Change Residential Mortgage1 $363.8 $403.0 $(39.2) Commercial Real Estate 194.8 169.2 25.6 Construction & Land 177.9 255.1 (77.2) Commercial 3.1 3.3 (0.2) Consumer / Other 1.4 1.1 (0.3) Total $741.0 $831.7 $(90.7) FHA / VA Guaranteed Residential Mortgage 124.8 112.5 12.3 OREO 101.7 103.2 (1.5) Other 3.3 2.7 0.6 Total Non-Performing Assets $970.7 $1,050.1 $(79.4) Delinquency (30 - 89 Days) ($MM) Residential Mortgage1 Delinquency $85.0 $108.4 $(23.4) 1 Excludes FHA / VA Guaranteed Loans

6 3rd Quarter Results Demonstrate Significant Progress Doral Financial Corp. ($MM) Income Statement Q3 2010 Q2 2010 Net interest income $39.2 $40.1 Provision 19.3 44.6 Non-interest income (loss) 41.7 (120.2) Non-interest expense 76.7 104.1 Pre-tax income (loss) (15.1) (228.8) Taxes 3.9 4.5 Net income (loss) (19.0) (233.3) Net income (loss) to common (21.4) (235.7) Balance Sheet Data (EOP; $ in billions) Gross Loans 6.0 5.9 Total assets 9.1 9.4 Retail Deposits 2.2 2.2 Non-performing assets ($M) 970.7 1,050.1 Capital Ratios (bps or %) Tier 1 Leverage Ratio 8.31% 8.52% Total Risk Based Capital Ratio 14.98% 15.26% Tier 1 Common / Risk Weighted Assets* 7.51% 7.80% Tangible Book Value / Share* $4.38 $4.62 *Q2 Includes the impact of conversion of $171MM mandatorily convertible preferred stock to common stock as if they had been converted as of the reporting period. Sale of $660.0 MM of investment securities generated a $14.4MM net gain and reduced interest rate risk. As a result of the sale of investment securities, a temporary excess cash position lowered Net Interest Margin by $2.1 MM during the quarter. Increased Loss Mitigation Tools (interest rate reductions) drove $5.5 MM of provisions. These reserves are recoverable during the next 12 months. The downgrade of a current paying, Shared National Credit increased provisions by $8.4 MM and increased NPLs by $37.7 MM While Non-Interest Expense fell $27.4 MM legacy and non-core expenses totaled $14.4 MM Common equity measures include impact of the completed conversion of mandatory convertible preferred shares. Drivers

3rd Quarter Summary 7 Asset Quality Trends Non-Performing Loans declined $91MM or 11% during the Quarter Mortgage delinquency (30 - 89 days) fell $23MM (22%) Earnings Pre-Tax earnings improved $214MM from prior quarter Fee income, expenses and provisions improved quarter over quarter Sold $660MM of investment securities for a net gain of $14.4MM. This resulted in excess cash which negatively impacted Net Interest Income by $2.1MM. Capital Structure Completed conversion and registration of $171MM of mandatory convertible preferred shares to common equity. All 127.3MM shares of Doral are now registered. Dissolved Doral Holdings Inc. structure. The third quarter performance was highlighted by significant improvement in Non- Performing Loans and continued improvement in mortgage delinquency trends.